Exhibit 99.1

NewsRelease

TransCanada Awarded Contract to Build US$500 Million
Natural Gas Pipeline Extension in Mexico

CALGARY, Alberta – February 24, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it will build, own and operate the Tamazunchale Pipeline Extension in Mexico.  Construction of the pipeline is supported by the award of a   25-year natural gas transportation service contract by the Comisión Federal de Electricidad (CFE), Mexico’s state-owned power company.

TransCanada expects to invest approximately US$500 million in the pipeline and anticipates an in-service date in the first quarter of 2014.  The project will be 235 kilometers (146 miles) long and have contracted capacity of 630 million cubic feet a day (MMCf/d).  The pipeline will use a combination of 30- and 36-inch-diameter pipe and have 37 megawatts of installed compression.

The pipeline will originate at the terminus of TransCanada’s existing Tamazunchale Pipeline in the state of San Luis Potosi and extend through the states of Hidalgo and Queretaro, where it will connect with Mexico’s National Pipeline System and serve a CFE combined-cycle power generating facility near El Sauz, Queretaro.

"The Tamazunchale Pipeline Extension demonstrates our continued commitment to developing Mexico’s energy infrastructure to meet growing requirements for increased natural gas supply,” said Russ Girling, TransCanada’s president and chief executive officer.  “The pipeline represents one of the many low-risk energy infrastructure opportunities within our existing business lines that are continuously being developed by our company to help deliver long-term shareholder value.”

The Mexican government recently announced a number of current and expected natural gas infrastructure projects for the country.  This infrastructure allows Mexico to meet growing demand and supports greenhouse gas reduction initiatives, allowing access to natural gas as a replacement fuel for heavy oil.  TransCanada intends to continue to pursue future development opportunities in Mexico.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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